25 YEARS

Dynatronics
2004 ANNUAL REPORT

CORP

Table of Contents



RONICS
DYNATRONICS 1989 ANNUAL REPORT
Eight
Annual Report
Redefining the possibilities of human performance.
DYNATRONICS
2002

Letter to Shareholders

how it all began

Dynatronics first corporate headquarters, ***1979.***



Introduction of Dynatron 820 low-power laser, ***1980.*** *Introduction of Dynatron 1120 low-power laser,* ***1982.***



Dynatronics begins distributing first electrotherapy device, ***1987.***



Introduction of first proprietary electrotherapy devices: Dynatron 100, 500, ***1988.***



Recognized by Inc. *Magazine as the 43rd fastest-growing small public company in America,* ***1989.***

In this, our silver anniversary year, Dynatronics set new records in sales and net profits. For the first time in our 25-year history, we crossed the $20 million annual sales threshold with total sales of $20.6 million – a 22 percent increase over last year. Net profits grew to $883,300 compared to $24,799 last year. These increases are directly attributable to the new Solaris line of combination therapy devices introduced in September 2003. The availability of light therapy as an option with each Solaris device played a key role in creating the strong demand for these new products. Ironically, it was this same type of therapy that we offered in our first product 25 years ago.

A quick review of our history is appropriate. In 1979, Kelvyn Cullimore Sr. discovered a fledgling company named Dynatronics in Pittsburg, Kansas, and purchased it for $50,000. The company had one product: a low-power laser device that provided light therapy. It was innovative, exciting and technologically advanced for its time. Cullimore moved the company to Salt Lake City, Utah – to a small space in the back of a large wholesale bakery that was part of a conglomerate of companies owned by the Cullimore family and other investors.

For seven years we struggled to obtain FDA approval for our light therapy device. Realizing that clinical trials were needed, we took Dynatronics public in 1984 to raise the necessary funds for the research. The subsequent randomized, double-blind clinical trial showed that light therapy provided relief from pain associated with rheumatoid arthritis of the hands. Unfortunately, the evidence was not sufficiently convincing for the FDA and the agency at that time did not grant the regulatory approval required to commercialize the device.

We answered this challenge by embarking on a new strategy of providing innovative modalities for physical medicine practitioners, such as physical therapists, athletic trainers, chiropractors, podiatrists and family physicians. From 1986 through 1989, Dynatronics experienced significant growth and profitability as the market embraced our innovative products. Our reputation as a technological leader in the marketplace became firmly established during this period.

The early 1990s brought instability to the market as politicians threatened to make significant changes to the health care system. We responded by producing devices that were smaller and more affordable without sacrificing features or therapeutic power. This additional evidence of our technological capabilities fueled revenue growth. The last half of the '90s and the first years of the new millennium saw sustained growth for Dynatronics through strategic partnerships, as well as new product introductions and acquisitions. We acquired a company in Chattanooga, Tennessee, and broadened our product offering to include high-quality wood products, motorized tables and orthopedic soft goods. We also introduced a line of devices and other products for the burgeoning aesthetics market.

With this year's introduction of the Solaris line of products, we once again raised the bar for technological innovation. We have had these products on the market for one year, and no other company yet offers the unique combination of seven electrotherapy modalities, three frequency ultrasound capabilities and the option of adding light therapy probes. Part of the genius of Solaris is the fact that it can accommodate additional light therapy probes that will be introduced in the future. This design insures that practitioners can, over time, economically accumulate an arsenal of light therapy probes for various therapeutic purposes – all powered by the same Solaris device.

The first such probe we introduced was an infrared light therapy probe: the Dynatron 880. This probe utilizes super luminous diodes to generate 500 milliwatts of therapeutic power (compared to 1 milliwatt of power generated by the initial light therapy device 25 years ago). Recently we introduced the

Moved into new headquarters, **1993**.



Introduction of 50 Series, **1994**.



Acquisition of Superior Orthopedics, **1996**.



Introduction of 50 Series Plus, **1997**.



Dynatron 890, a laser-powered probe with approximately the same output as the Dynatron 880. This probe addresses the demand for laser-generated light, which some feel is more effective than light generated by other sources.

We are currently designing several other Solaris-compatible probes of different wavelengths, sizes and power outputs. The potential configurations are numerous. We intend to remain the technological leader in this field.

While the allure of light therapy has attracted many buyers to the Solaris line of products, it has been the efficacy of treatments that has sustained the market's excitement. Cleared by the FDA for the treatment of pain, light therapy has been the subject of report after report about the numerous pain indications that have responded to this therapy. An NFL football player, hampered by a painful foot condition known as plantar fasciitis, was able to return to practice after treatment with Solaris light therapy. A chiropractor in Chicago who had been unable to golf due to painful epicondylitis ("golfer's elbow") was able to return to his game after treatment with our device. Numerous other reports attest that Solaris light therapy is effective for treating a number of pain indications, including neck pain, shoulder pain, joint pain, arthritic pain and other types of pain related to soft tissue.

Scientific literature is replete with studies demonstrating the efficacy of light therapy in wound healing applications. We were particularly pleased when a California therapist recently related a success story in treating a soldier who had been wounded in Iraq. The wound on the soldier's leg required a skin graft. This type of skin graft, if successful, can take a significant amount of time to heal. With the application of light therapy, the graft had healed after eight treatments. On a lighter note, the trainer for a team in the National Football League recently stated, "This is the greatest treatment for turf burns. Turf burns typically take three to four weeks to heal. With Solaris, they heal in seven to 10 days."

Temporal mandibular joint (TMJ) pain can be very resistant to traditional pain treatments. An oral surgeon in Salt Lake City, Utah, recently wrote to us claiming that he had used several therapies to help his patients with TMJ pain, but had achieved some of the best results with light therapy.

It is clear to us that light therapy applications are only beginning to be explored. Whether treating a patient for pain indications, a professional athlete for turf burns or a soldier for war wounds, light therapy is proving to be much more than just a new and exciting novelty – it is earning its place as a viable weapon in the arsenal of any practitioner involved in treating pain or healing wounds.

The potential of these markets is exciting to us. Moreover, we believe that continuing explorations into the applications of light therapy will reveal even more markets and opportunities for our Solaris devices.

This year's harvest of Solaris sales began with the planting of investment dollars in research and development two years ago. 2003 was the first year Dynatronics' annual research and development expenditures exceeded $1 million. We have budgeted even more funding for research and development in fiscal year 2005. We have also more than doubled our engineering staff. These initiatives will enable us to meet market demands by preparing the new products we have on the drawing board for introduction in the coming years.

While light therapy probes will lead the way for new product

Expansion into aesthetic market with Synergie, ***1998.***



Introduction of STS, ***2001.***



Introduction of Solaris with light therapy. Company generates record sales of $20.6 million. Profits reach all-time high of $883,300, ***2004.***



development at Dynatronics, resources are also being directed toward new lower-tech products manufactured at our Tennessee facility. These products may not be as exciting as light therapy devices, but they will enable us to stay on the forefront as a provider of high-quality, affordable wood and metal therapy tables, traction equipment and supplies – the commodity products of our industry.

In June 2004, we introduced Dynatronics' latest catalog, featuring over 2,000 distinct products – the largest offering in our history. This updated catalog includes not only the high-quality products manufactured by Dynatronics, but also popular items produced by other manufacturers for whom we act as a distributor.

With the remarkable success of Solaris, other smaller successes during the year were overshadowed. But they should not be overlooked. Contributing to our success in fiscal year 2004 was a 22 percent increase in sales of aesthetic products. With the spa market growing at a significant rate, demand for our unique combination cellulite reduction and microdermabrasion equipment remains constant. We have also introduced a light therapy product for the aesthetic market: the Synergie LT. This device uses infrared light to improve the appearance of skin. We are also working with additional wavelengths in the light spectrum as we leverage our light therapy technology in medical applications for various uses in the aesthetic markets.

For a quarter of a century, we have relied on our continuing ability to deliver exciting, innovative products to the market. This has enabled Dynatronics to compete successfully with many companies that were larger and had greater resources. We are confident that our proven ability to be a technological leader in the industry will pave the way to future growth and success. While we remain hungry for further increases in sales and profitability, we can say with satisfaction that it has been a sterling year in more ways than one.

Sincerely,

Kelvyn H. Cullimore Jr.
President/CEO



Kelvyn H. Cullimore Jr., *President and CEO*
Kelvyn H. Cullimore, *Chairman*

Products

Coming full circle



Dynatron® 820 Low-Power Laser, *1980.*
Dynatron® 1120 Combination Laser and Electrical Stimulation Device, *1982.*
Dynatronics' first combination unit, the Dynatron 1120, added electrical stimulation



Dyna-Stim,™ *1986*
Dyna-Stim was the first electrotherapy device to combine interferential, pre-modulated and Russian stimulation current in one device.

The milestones along Dynatronics' 25-year path stand as reminders of commitment, innovation and marketing strategy. In 1979 Dynatronics Research Corp. was the first company to make laser bio-stimulation units generally available to health care practitioners in the United States.

1984 was a year of transformation. Dynatronics successfully completed its public stock offering and formally adopted the name Dynatronics Laser Corporation. The Company then embarked on clinical trials to prove the efficacy of the Dynatron 1120 combination device.



Dynatron® Solaris™ Series, *2004*
Combining ultrasound, seven electrotherapy waveforms, plus the option of adding light therapy made Solaris the most powerful and comprehensive device in the industry.



Dynatron® STS,™ *2001*
After a culmination of years of clinical experience and research by a group of Texas physicians, Dynatronics introduced the patented Dynatron STS, a revolutionary advancement in the treatment of chronic pain.



Dynatron® "50 Series Plus," *1997*
Retaining the best features of the successful "50 Series," the Plus series was even smaller, more portable and less expensive while adding full battery operation, and increased treatment options.


DYNATRON 100
Dynatronics

Dynatron® 100, *1987*
The Dynatron 100 was the first microprocessor-based electrotherapy device in the United States.


DYNATRON 500
1
2
3
4

Dynatron® 500 with Target, *1987*
The Dynatron 500 was recognized as the most sophisticated and complete device on the market, helping Dynatronics gain a solid reputation as a technological leader in the rehabilitation market. Dynatronics' patented "Target" feature introduced a method of directing electrical current without rearranging electrodes.

Dynatronics has never looked back. Using microprocessor technology, Dynatronics was the first to meet market demands for smaller, less expensive devices. In 1987, "Target," – Dynatronics' first patented feature – provided a method of directing electrical current, without rearranging electrodes. Today, Dynatronics' initial quest for excellence in the field of light therapy has come full circle with the introduction of Solaris, exceeding expectations in sales and net profits while maintaining a level of excellence unequaled in the industry.

With Solaris, Dynatronics' future has never looked brighter!



Dynatron® 2000, *1988*
Performing more than 300 different nerve root, physical capacity and joint-testing functions, this comprehensive strength-testing station allowed practitioners to objectively and consistently determine the extent of patient injury while tracking the patient's progress throughout rehabilitation.



Dynatron® "50 Series," *1994*
Utilizing revolutionary new "microsize" technology, the "50 Series" was smaller, more portable, easier to operate and less expensive than its predecessor devices, while improving features and quality.

Solaris and Light Therapy

A diabetic patient in Corpus Christi, Texas with a non-healing wound was treated for nearly two weeks using conventional wound therapy without achieving any improvement. The patient was then treated with Dynatronics' light therapy. After only six light therapy treatments over the following two-week period, the wound was completely healed. Wound healing is one of several new markets Dynatronics intends to pursue in the future.*



709

Dynatron Solaris 709



D890 Laser Probe

Wound Care* - lower right leg (medial view)



12/5/03-12/16/03
Using conventional treatments, patient received no benefit.



12/17/03-12/29/03
Patient treated six times with light therapy.



12/31/03
Two days after completion of light therapy treatments.

* Note: wound healing is not an FDA approved claim for light therapy.

Various Light Therapy Treatments



With the introduction of the first low-power laser in 1979, Dynatronics Laser Corporation pioneered light therapy in the United States. Now, 25 years later, Dynatronics continues to lead the way with ongoing research, superior technology and more light therapy units sold than any competitive brand.

This combination of manufacturing excellence and scientific expertise has placed Dynatronics at the top of the industry in the marketing and distribution of light therapy devices and has paved the way for the continued development and marketing of innovative light therapy-related products.

Rehabilitation Products



Ionto+Plus



Metal Treatment Tables



Wood Tables



Body Ice Cold Packs

Dynatronics' specialty products are backed by an extensive line of high-quality equipment and supplies in the physical medicine market. This year we have seen marked growth and future potential in four of these areas:

TABLES: Based on the 2004 growth in our metal table line, Dynatronics has invested resources to expand this line to include specialty treatment and traction tables.

COLD PACKS: Also, in the past year, we have seen an increase in our cold pack sales. Emphasis on quality manufacturing and the ability to private label for our customers will ensure return sales.

IONTO+PLUS: Strategic alliances with other key manufacturers have allowed us to expand business through our distribution channels. One such area is iontophoresis. Dynatronics recently became a Master Distributor for the Ionto+Plus delivery system.

WOOD PRODUCTS: Wood products continue to be a consistently profitable product line. Private labeling, custom manufacturing and solid quality make Dynatronics the best choice for treatment furniture.

Synergie



Synergie LT™
MDA/AMS

The introduction of the **Synergie LT** (light therapy) gave added impetus to sales of the entire line of Synergie aesthetic products in 2004.

Further impetus came as Dynatronics implemented the sales and marketing strategy instituted in 2003. Penetration of the health and fitness markets that are expanding into spa services is an important element of that strategy.

New marketing programs for the spa and wellness industries have also played key roles in generating continued sales growth in this segment of the market.

Utilizing the base of its internationally recognized training program, Dynatronics is making presentations at major trade shows and conventions across the country, educating the aesthetic industry on light therapy.

Thanks to light therapy, Dynatronics now offers the most complete facial treatment regimen on the market. The "ultimate facial" has become the new standard of the industry.

2005 is projected to be another growth year for the company's Synergie sales.

Board of Directors



front row, left to right:
Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Kelvyn H. Cullimore
Chairman of the Board

Kelvyn H. Cullimore Jr.
President, CEO and Director

back row, left to right:
Howard L. Edwards
Director

E. Keith Hansen, M.D.
Director

Val J. Christensen
Director

Joseph H. Barton
Director

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our principal business is the design, manufacture, marketing and distribution of physical medicine products and aesthetic products. We currently sell approximately 2,000 physical medicine and aesthetic products through a network of national and international independent dealers, direct relationships with certain national accounts, and a full-line catalog.

Sales of all physical medicine products represented 87% of total revenues in 2004 compared to 86% in 2003, while sales of aesthetic products accounted for 7% of total revenues in both 2004 and 2003. Chargeable repairs, billable freight revenue and other miscellaneous revenue accounted for 6% of total revenues in 2004 and 7% in 2003.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are regulated by numerous national and local governmental agencies in the United States and other countries, including the FDA. In addition, the FTC regulates our advertising and other forms of product promotion and marketing. Failure to comply with applicable FDA, FTC or other regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, criminal prosecutions, limits on advertising, consumer redress, divestiture of assets, and rescission of contracts.

Selected Financial Data

The table below summarizes selected financial data contained in the Company's audited financial statements for the past five fiscal years. The financial statements for the fiscal years ended June 30, 2004 and 2003 are included with this report.

Selected Financial Data
Fiscal Year Ended June 30

	2004	2003	2002	2001	2000
Net Sales	$20,587,273	$16,896,992	$17,133,953	$17,460,789	$15,779,748
Net Income	$ 883,300	$ 24,799	$ 316,101	$ 334,179	$ 35,910
Net Income per share (diluted)	$ .10	$ .00	$ .04	$ .04	$ .00
Working Capital	$ 6,300,582	$ 5,516,720	$ 5,484,167	$ 4,971,946	$ 4,550,747
Total Assets	$14,272,579	$12,713,029	$12,508,202	$13,560,347	$12,595,581
Long-term Obligations	$ 2,034,854	$ 2,203,779	$ 2,331,698	$ 2,174,348	$ 2,330,501

Fiscal Year 2004 Compared to Fiscal Year 2003

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Audited Financial Statements and Notes thereto appearing elsewhere in this report.

Net Sales

During the year ended June 30, 2004, net sales increased 22% to a record $20,587,273, compared to $16,896,992 during fiscal year 2003. Strong demand for the Company's new Solaris product line gave a boost to sales and profits for the year ended June 30, 2004. The Dynatron Solaris Series is a family of advanced technology combination therapy devices incorporating seven electrotherapy waveforms and/or ultrasound therapy in combination with an optional infrared light therapy probe. Infrared light therapy is commonly used for treating muscle and joint pain as well as arthritis pain and stiffness. Hundreds of independent research studies have proven the efficacy of light therapy in clinics around the world. As the only product line of combination therapy devices on the market to include infrared light therapy, our Solaris Series products are rapidly gaining acceptance and popularity in the physical medicine market. During 2004, Solaris received coverage on television newscasts and in printed trade journals around the country. This positive national exposure helped to introduce large numbers of people to the benefits of this technology.

Light therapy is enjoying strong interest not only in the rehabilitation market, but also in the aesthetic market. In January 2004, the Company introduced the Synergie LT, a light therapy device for the spa and beauty market. The Company plans to develop and introduce additional light therapy probes this summer for both the aesthetic as well as the medical rehabilitation market. In addition, we are exploring new applications for light therapy beyond our current markets. For example, excellent results are being reported using light therapy for relief of dental pain and in accelerating wound healing. This type of success provides an opportunity to develop light therapy products specifically for new markets.

Overall sales increased 22% over last year. While the introduction of the Solaris product line was the main contributor to the increase, sales of the Company's line of general medical supply products also remained strong during 2004. In addition, sales of aesthetic products kept pace with the general trend and increased 22% over last year.

Gross Profit

During fiscal year 2004, gross profit was $8,200,295 or 39.8% of net sales compared to $6,187,156 or 36.6% of net sales in 2003. The increase in gross margin in 2004 reflects added sales of high-margin Solaris devices, which carry an average gross margin in excess of 50%, which is more favorable to the Company. Due to these higher margins, gross margins as a percentage of net sales in 2004 increased over three percentage points compared to the prior year period.

Selling, General and Administrative Expense

Selling, general and administrative (SG&A) expenses for the year ended June 30, 2004, were $5,528,835 or 26.9% of net sales compared to $4,948,385 or 29.3% of net sales in 2003. As a percentage of total net sales, SG&A expense decreased 2.4 percentage points in 2004 compared to 2003. Total SG&A expenses in 2004 increased by $580,450 or 11.7% compared to 2003. There were four material components affecting SG&A expenses in fiscal year 2004 compared to 2003:

- Approximately $191,000 in increased selling expenses primarily related to dealer incentive programs
- Approximately $117,000 in increased health insurance and worker's compensation insurance premiums; the costs of health and dental insurance continue to be one of the fastest growing costs for the Company
- Incentive compensation was $283,000 higher in 2004 than in 2003 due to the large increase in Company profits
- Partially offsetting the increased SG&A expenses were lower audit and legal fees. General expenses decreased by approximately $55,600 in 2004 compared to 2003.

Research and Development
Maintaining our leadership role in the physical medicine market requires the Company's continued commitment to developing cutting-edge products such as the new Solaris Series line of therapy devices. Although there can be no assurance that our research and development efforts will result in new, cutting-edge devices in fiscal 2005, our research and development efforts are expected to continue at approximately their current cash level in 2005 as we continue to develop new products for the future. Research and development expenses increased to $1,146,715 during fiscal 2004 compared to $1,038,753 in fiscal 2003. R&D expenses represented approximately 5.6% and 6.1% of the net sales of the Company in the 2004 and 2003 periods, respectively. The majority of the increase represents additional staffing in the R&D department calculated to address an increasing workload associated with planned new products. R&D costs are expensed as incurred.

Pre-tax profit
Pre-tax profit for the year ended June 30, 2004 increased to $1,377,444 compared to $41,507 in 2003. Increased sales and gross margins attributable to the new Solaris Series line, combined with SG&A and R&D costs increasing only marginally were the primary reasons for increased profits before tax for the year ended June 30, 2004.

Income Tax
Income tax expense for the year ended June 30, 2004 was $494,144 compared to $16,708 in 2003. The effective tax rate for the year ended June 30, 2004 was 35.9% compared to 40.3% in 2003.

Net Income
Net income for the year ended June 30, 2004 was $883,300 (approximately $.10 per share), compared to $24,799 (approximately $.00 per share) in 2003. Improved sales and margin associated with the new Solaris Series line were the primary contributors to the increased profitability. Additionally, the containment in growth of SG&A and R&D expenses contributed to the increases in net income for fiscal 2004 over 2003.

Liquidity and Capital Resources
The Company has financed its operations through cash reserves, available borrowings under its line of credit, and from cash provided by operations. The Company had working capital of $6,300,582 at June 30, 2004, inclusive of the current portion of long-term obligations and credit facilities, as compared to working capital of $5,516,720 at June 30, 2003.

Accounts Receivable
With the introduction of the Solaris Series product line and the associated increase in sales of these products, trade accounts receivable, net of allowance for doubtful accounts, increased $1,454,349 to $3,737,420 at June 30, 2004 compared to $2,283,071 at June 30, 2003. Management anticipates accounts receivable will likely remain at current levels in future periods due to continuing demand for the Company's new Solaris Series products and other new products anticipated for future release which are expected to contribute to sustaining sales at current levels and above.

Trade accounts receivable represent amounts due from the Company's dealer network and from medical practitioners and clinics. We estimate that the allowance for doubtful accounts is adequate based on our historical knowledge and relationship with these customers. Accounts receivable are generally collected within 30 days of the terms extended.

Inventories
Inventories, net of reserves, at June 30, 2004 remained relatively constant at $4,687,797 compared to $4,644,489 at June 30, 2003. Management expects that inventories will fluctuate somewhat over the course of the next fiscal year, as optimum inventory levels are determined based on ongoing sales demand for the Solaris Series and other new products.

Prepaid Expenses
Prepaid expenses decreased modestly to $452,754 at June 30, 2004 compared to $480,697 at June 30, 2003 due to a reduction in packaging and freight prepayments.

Goodwill
Goodwill at June 30, 2004 and June 30, 2003 totaled $789,422. Beginning July 1, 2002, the Company adopted the provisions of SFAS No. 142 Goodwill and other Intangible Assets. In compliance with SFAS 142, management utilized standard principles of financial analysis and valuation including: transaction value, market value and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002 and June 30, 2004, the fair value of the Company exceeded the book value of the Company. Therefore, there was no indication of impairment upon adoption of SFAS No. 142 or at June 30, 2004. Management is primarily responsible for the FAS 142 valuation determination and performed the annual impairment assessment during the Company's fourth quarter.

Accounts Payable
Accounts payable increased by $84,224 to $681,335 at June 30, 2004 compared to $597,111 at June 30, 2003. The increase in accounts payable is a result of the timing of our weekly payments to suppliers and the timing of purchases of product components. All accounts payable are within term. We continue to take advantage of available early payment discounts when offered.

Accrued Payroll & Benefit Expenses
Accrued Payroll & Benefit Expenses increased by $234,165 to $423,972 at June 30, 2004 compared to $189,807 at June 30, 2003. The increase in accrued expenses is related to accrued bonuses for employees, officers, and directors resulting from the Company's record profits generated in fiscal year 2004.

Income Taxes Payable
Income Taxes Payable was $200,294 at June 30, 2004. The Company received a refund for fiscal year 2003. Profits in 2004 increased to $883,300 compared to $24,799 in 2003. The increased profits generated during 2004 compared to 2003 resulted in the increase in income taxes payable.

Cash
The Company's cash position at June 30, 2004 was $573,027 compared to $404,276 at June 30, 2003. The Company believes that its current cash balances, amounts available under its line of credit and cash provided by operations will be sufficient to cover its operating needs in the ordinary course of business for the next twelve months. If we experience an adverse operating environment or unusual capital expenditure requirements, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on favorable terms.

Line of Credit
The Company maintains a revolving line of credit with a commercial bank in the amount of $4,500,000. The outstanding balance on our line of credit was approximately $1.6 million at June 30, 2004 compared to $1.38 million at June 30, 2003. Interest on the line of credit is based on the bank's prime rate, which at June 30, 2004, equaled 4.25%. The line of credit is collateralized by accounts receivable and inventories. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2004, the maximum borrowing base was calculated to be $3.9 million. The line of credit is renewable annually on December 1st and includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2004, the Company was in compliance with all loan covenants.

The current ratio at June 30, 2004 was 2.8 to 1 compared to 2.9 to 1 at June 30, 2003. Current assets represent 69% of total assets at June 30, 2004.

Debt
Long-term debt excluding current installments totaled $1,553,832 at June 30, 2004 compared to $1,754,066 at June 30, 2003. Long-term debt is comprised primarily of the mortgage loans on our office and manufacturing facilities in Utah and Tennessee. The principal balance on the mortgage loans is approximately $1.6 million with monthly principal and interest payments of $21,370.

Stock Repurchase Program
On September 3, 2003, the Company announced a stock repurchase program. The Board of Directors authorized the expenditure of up to $500,000 to purchase the Company's common stock on the open market pursuant to regulatory restrictions governing such repurchases. During fiscal 2004, the Company purchased $89,000 of stock leaving over $400,000 of authorized funds for future stock repurchases. The stock repurchase program is conducted pursuant to safe harbor regulations under Rule 10b-18 of the Exchange Act for the repurchase by an issuer of its own shares.

Inflation and Seasonality
The Company's revenues and net income from continuing operations have not been unusually affected by inflation or price increases for raw materials and parts from vendors.

The Company's business operations are not materially affected by seasonality factors.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and risks related to these policies on our business operations are discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Notes to the Audited Financial Statements contained in this annual report. In all material respects, management believes that the accounting principles that are utilized conform to accounting principles generally accepted in the United States of America.

The preparation of this annual report requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses reported in our Audited Financial Statements. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate these estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Inventory Reserves
The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods inventory at the lower of standard cost, which approximates actual costs (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out), or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand.
- Product acceptance in the marketplace.
- Customer demand.
- Historical sales.
- Forecast sales.
- Product obsolescence.
- Technological innovations.

Any modifications to estimates of inventory valuation reserves are reflected in the cost of goods sold within the statements of income during the period in which such modifications are determined necessary by management. At June 30, 2004 and 2003, our inventory valuation reserve balance, which established a new cost basis, was $334,393 and $289,936, respectively and our inventory balance was $4,687,797 and $4,644,489 net of reserves, respectively.

Revenue Recognition
Our products are sold primarily to customers who are independent distributors and equipment dealers. These distributors resell the products, typically to end users, including physical therapists, professional trainers, athletic trainers, chiropractors, medical doctors and aestheticians. Sales revenues are recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as

sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Doubtful Accounts
We must make estimates of the collectibility of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit-worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $3,737,420 and $2,283,071, net of allowance for doubtful accounts of $182,941 and $145,130, at June 30, 2004 and June 30, 2003, respectively.

Business Plan and Outlook

Over the past six years, annual net sales have grown from $12.6 million in fiscal year 1998 to $20.6 million in 2004. During fiscal year 2004, we continued to focus our efforts on fueling and sustaining future growth through the development of new products for the rehabilitation and aesthetics markets while, at the same time, strengthening our channels of distribution and improving operating efficiencies.

The fruits of our focused R&D campaign begun in 2002 were manifest in September 2003 when we introduced the Solaris Series, a new product line of advanced technology electrotherapy/ultrasound products featuring an infrared light therapy probe. This new family of products has quickly become our top selling line, due largely to the popularity of light therapy. Light therapy is becoming widely recognized for its successful treatment of painful conditions. The Solaris product line is designed to accommodate additional light therapy probes that will be introduced in the future. This design insures that practitioners can, over time, economically accumulate multiple light therapy probes for various therapeutic purposes – all powered by the same Solaris device.

Consistent with that design, in June 2004 the Company received FDA marketing clearance for the Dynatron 890, a low-power laser accessory probe for the Solaris Series products. Laser technology takes the Company back to its origin 25 years ago when the Company first attempted to gain FDA approval for a laser therapy device. However, the Dynatron 890 is 500 times more powerful than the original devices 25 years ago which enhances efficacy and significantly reduces treatment times for patients.

R&D efforts over the past several years have not been limited to high tech products. During fiscal year 2003, Dynatronics introduced a new, more price-competitive, powered treatment table. Demand for this table has remained high since its introduction. Additional powered treatment table models are currently under development and targeted for introduction in the next 12-18 months.

In April 2004, we introduced our new product catalog featuring over 2,000 products. Over the years, our product catalog has been an important sales tool for our nationwide network of dealers. It provides important information about the new Solaris product line as well as many other products that we manufacture and/or distribute.

Going forward, we intend to continue to strengthen our manufacturing capabilities with the goal of improving margins and gaining greater pricing advantages over competitors. To that end, some products previously purchased from other manufacturers are being converted to in-house manufacturing. Other products are being sourced from overseas manufacturers or moved to more competitive domestic manufacturers.

Another important part of our strategic plan is the expansion of worldwide marketing efforts. Similar efforts over the past few years have had limited success. Despite this experience, we continue to press forward seeking opportunities for international expansion. The Company's Salt Lake City operation, where all electrotherapy, ultrasound, STS devices, light therapy and Synergie products are manufactured, is certified to ISO 13485, an internationally recognized standard of excellence in medical device manufacturing. This designation is an important requirement in obtaining the CE Mark certification, which allows us to market our products in the European Union. It is expected that the attractive features of the Solaris Series will make foreign distribution channels more accessible. Interest in Synergie products is presently leading the way for international expansion with the recent establishment of new distributors in Japan, South Africa, Europe and Southeast Asia.

We continue efforts to promote our line of aesthetic products. In January 2004, we introduced the Synergie LT device, an infrared light therapy unit designed specifically for aesthetic applications. Interest in light therapy applications is growing in the aesthetics market. The introduction of the Synergie LT device is positioning Dynatronics to compete more fully in the spa and beauty market. We plan to develop and introduce additional light therapy probes for the aesthetic market using different wavelengths of light. Recent interest by medical spas in the use of other physical therapy modalities such as electrotherapy, ultrasound and light therapy in aesthetic applications has opened new potential for crossover of physical medicine modalities into the aesthetics market. This presents a unique opportunity for us to grow sales of new aesthetic products with little additional R&D effort since the products have already been developed for the physical medicine markets.

Based on our defined strategic initiatives, we are focusing our resources in the following areas:

- Increasing sales of Solaris devices through introduction of new light therapy accessories and by developing new markets for light therapy applications.
- Reinforcing our position in the physical medicine market through an aggressive research and development campaign that will result in the introduction of more new products, both high-tech and commodity, over the coming two years.
- Improving sales and distribution of rehabilitation products domestically through strengthened relationships with dealers, particularly the high-volume specialty dealers.
- Improving distribution of aesthetic products domestically and exploring the opportunities to introduce more light therapy devices and versions of our physical therapy modalities into the aesthetics market.
- Expanding distribution of both rehabilitation and aesthetic products internationally.
- Seeking strategic partnerships to further expand our presence in and market share of the physical rehabilitation and the aesthetics markets.

Cautionary Statement Concerning Forward-Looking Statements

The statements contained in this annual report, particularly the foregoing discussion regarding Management's Discussion and Analysis, that are not purely historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act. These statements refer to our expectations, hopes, beliefs, anticipations, intentions and strategies regarding the future. They may be identified by the use of the words or phrases "believes," "expects," "anticipates," "plans," "estimates," "intends," and "potential," among others. Forward-looking statements include, but are not limited to, statements regarding product development, clinical results, market acceptance, financial performance, revenue and expense levels in the future and the sufficiency of its existing assets to fund future operations and capital spending needs. Actual results could differ materially from the anticipated results or other expectations expressed in such forward-looking statements for the reasons detailed in our Annual Report on Form 10-KSB under the headings "Description of Business" and "Forward-Looking Statements." The fact that some of the risk factors may be the same or similar to past reports filed with the Securities and Exchange Commission means only that the risks are present in multiple periods. We believe that many of the risks detailed here and in our SEC filings are part of doing business in the industry in which we operate and compete and will likely be present in all periods reported. The fact that certain risks are endemic to the industry does not lessen their significance.

The forward-looking statements contained in this report are made as of the date of this report and we assume no obligation to update them or to update the reasons why actual results could differ from those projected in such forward-looking statements. Among others, risks and uncertainties that may affect the business, financial condition, performance, development, and results of operations include: market acceptance of our technologies, the ability to hire and retain the services of trained personnel at cost-effective rates, rigorous government scrutiny or the possibility of additional government regulation of the medical device industry, reliance on key management personnel, foreign government regulation of our products, economic and political risks related to expansion into international markets, failure to sustain or manage growth including the failure to continue to develop new products or to meet demand for existing products, reliance on information technology, the timing and extent of research and development expenses, competition, terrorist attacks on U.S. interests and businesses, the ability to obtain required financing to meet changes or other risks, escalating costs of raw materials, particularly steel and petroleum based materials, and the risk factors listed from time to time in the Company's SEC reports, including, but not limited to the report on Form 10-KSB for the year ended June 30, 2004 and quarterly reports on Form 10-QSB.

Stock Information

Market Information

The common stock of the Company is listed on the Nasdaq SmallCap Market (symbol: DYNT). The following table shows the range of high and low sale prices for the common stock as quoted on the Nasdaq system for the quarterly periods indicated.

	Year Ended June 30,			
	2004		2003	
	High	Low	High	Low
1st Quarter (July-September)	$ 1.59	$ .73	$ .96	$ .59
2nd Quarter (October-December)	$ 2.41	$ 1.25	$ .93	$ .53
3rd Quarter (January-March)	$ 4.08	$ 1.55	$ .96	$ .53
4th Quarter (April-June)	$ 3.35	$ 1.90	$ 1.20	$ .61

Shareholders

As of September 21, 2004, the approximate number of common stock shareholders of record was 457. This number does not include beneficial owners of shares held in "nominee" or "street" name. Including beneficial owners, we estimate that the total number of shareholders exceeds 2,000.

Dividends

The Company has never paid cash dividends on its common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the development of the business.

Independent Auditors' Report

We have audited the balance sheet of Dynatronics Corporation as of June 30, 2004 and the related statements of income, stockholders' equity, and cash flows for the year period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Dynatronics Corporation as of June 30, 2003, were auditied by other auditors whose report dated August 8, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynatronics Corporation as of June 30, 2004 and the results of its operations and its cash flows for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

TANNER+Co.
Salt Lake City, Utah
August 16, 2004

Financial Statements

***Balance Sheets** - June 30, 2004 and 2003*

Assets	2004	2003
Current assets:		
Cash	$ 573,027	404,276
Trade accounts receivable, less allowance for doubtful accounts of $182,941 at June 30, 2004 and $145,130 at June 30, 2003	3,737,420	2,283,071
Other receivables	76,213	193,713
Inventories	4,687,797	4,644,489
Prepaid expenses	452,754	480,697
Prepaid income taxes	-	105,804
Deferred tax asset-current	335,000	312,547
Total current assets	9,862,211	8,424,597
Property and equipment, net	3,310,083	3,202,553
Goodwill	789,422	789,422
Other assets	310,863	296,457
	$ 14,272,579	12,713,029

Liabilities and Stockholders' Equity

Current liabilities:		
Current installments of long-term debt	$ 207,019	198,606
Line of credit	1,604,535	1,382,095
Accounts payable	681,335	597,111
Accrued expenses	444,474	540,258
Accrued payroll and benefit expenses	423,972	189,807
Income tax payable	200,294	-
Total current liabilities	3,561,629	2,907,877
Long-term debt, excluding current installments	1,553,832	1,754,066
Deferred compensation	331,022	305,654
Deferred tax liability - noncurrent	150,000	144,059
Total liabilities	5,596,483	5,111,656
Stockholders' equity:		
Common stock, no par value, authorized 50,000,000 shares; issued 8,956,688 shares at June 30, 2004 and 8,869,335 shares at June 30, 2003	2,670,404	2,478,981
Retained earnings	6,005,692	5,122,392
Total stockholders' equity	8,676,096	7,601,373
	$ 14,272,579	12,713,029

See accompanying notes to financial statements.

Financial Statements

***Statements of Income** - June 30, 2004 and 2003*

	2004	2003
Net sales	$ 20,587,273	16,896,992
Cost of sales	12,386,978	10,709,836
Gross profit	8,200,295	6,187,156
Selling, general, and administrative expenses	5,528,835	4,948,385
Research and development expense	1,146,715	1,038,753
Operating income	1,524,745	200,018
Other income (expense):		
Interest income	12,818	6,825
Interest expense	(169,433)	(176,731)
Other income, net	9,314	11,395
Total other expense, net	(147,301)	(158,511)
Income before income taxes	1,377,444	41,507
Income tax expense	494,144	16,708
Net income	$ 883,300	24,799
Basic net income per share	$ 0.10	0.00
Diluted net income per share	0.10	0.00
Weighted average basic and diluted common shares outstanding:		
Basic	8,871,214	8,869,335
Diluted	9,213,219	8,869,335

See accompanying notes to financial statements.

Financial Statements

Statements of Stockholders' Equity - June 30, 2004 and 2003

		Common stock	Redeemed stock	Retained earnings	Total stockholders' equity
Balances at June 30, 2002	$	2,638,677	(159,696)	5,097,593	7,576,574
Retired 23,855 shares of redeemed stock		(159,696)	159,696	-	-
Net income		-	-	24,799	24,799
Balances at June 30, 2003		2,478,981	-	5,122,392	7,601,373
Redeemed 77,400 shares of common stock		-	(89,000)	-	(89,000)
Retired 77,400 shares of redeemed stock		(89,000)	89,000	-	-
Issuance of 164,753 shares of common stock upon exercise of employee stock options		193,451	-	-	193,451
Income tax benefit from disqualifying disposition of employee stock options		86,972	-	-	86,972
Net income		-	-	883,300	883,300
Balances at June 30, 2004	$	2,670,404	-	6,005,692	8,676,096

See accompanying notes to financial statements

Financial Statements

***Statements of Cash Flows** - June 30, 2004 and 2003*

		2004	2003
Cash flows from operating activities:			
Net income	$	883,300	24,799
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment		321,007	374,864
Other amortization		7,324	7,325
Provision for doubtful accounts		96,000	72,000
Provision for inventory obsolescence		276,000	240,000
Provision for warranty reserve		164,574	199,718
Provision for deferred compensation		25,368	23,425
Change in operating assets and liabilities:			
Receivables		(1,432,848)	665,854
Inventories		(319,308)	(1,047,738)
Prepaid expenses and other assets		6,213	(135,855)
Deferred tax asset		(16,512)	9,257
Income tax receivable		105,804	(105,804)
Accounts payable and accrued expenses		58,031	219,625
Income taxes payable		287,266	(30,804)
Net cash provided by operating activities		462,219	516,666
Cash flows from investing activities:			
Capital expenditures		(428,537)	(232,358)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt		-	7,375
Principal payments on long-term debt		(191,822)	(230,616)
Net change in line of credit		222,440	(53,594)
Purchase and retirement of common stock		(89,000)	-
Proceeds from issuance of common stock		193,451	-
Net cash provided by (used in) financing activities		135,069	(276,835)
Net increase in cash		168,751	7,473
Cash at beginning of period		404,276	396,803
Cash at end of period	$	573,027	404,276
Supplemental disclosures of cash flow information:			
Cash paid for interest	$	169,012	180,217
Cash paid for income taxes		236,800	138,500
Supplemental disclosure of non-cash investing and financing activities:			
Income tax benefit from exercise of stock options		86,972	-

See accompanying notes to financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Dynatronics Corporation (the Company) manufactures, markets, and distributes a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals. The products are distributed primarily through dealers in the United States and Canada, with increasing distribution in foreign countries.

(b) Inventories

Finished goods inventories are stated at the lower of standard cost, which approximates actual cost (first-in, first-out), or market. Raw materials are stated at the lower of cost (first-in, first-out), or market.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(d) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 2 to 7 years.

(e) Goodwill and Long-Lived Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, as of July 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Management is primarily responsible for the SFAS No. 142 valuation determination. In compliance with SFAS No. 142, management utilizes standard principles of financial analysis and valuation including: transaction value, market value, and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit. As of July 1, 2002, the fair value of the Company exceeded the book value of the Company. Therefore, there was not an indication of impairment upon adoption of SFAS No. 142. Management performed its annual impairment assessment during the Company's fourth quarter of fiscal year 2004 and 2003 and has determined there is not an indication of impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 15 and 30 years.

(f) Revenue Recognition

Sales are generally recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(g) Research and Development Costs

Research and development costs are expensed as incurred.

(h) Product Warranty Reserve

Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(i) Earnings per Common Share

Basic earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

A reconciliation between the basic and diluted weighted average number of common shares for 2004 and 2003 is summarized as follows:

	2004	2003
Basic weighted average number of common shares outstanding during the period	8,871,214	8,869,335
Weighted average number of dilutive common stock options outstanding during the period	342,005	-
Diluted weighted average number of common and common equivalent shares outstanding during the period	9,213,219	8,869,335

Outstanding options not included in the computation of diluted net income per share total 172,332 and 983,645 as of June 30, 2004 and 2003, respectively, because to do so would have been antidilutive.

(j) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Stock-Based Compensation
The Company employs the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company has elected to apply the provisions of APB 25 and provide pro forma footnote disclosures required by SFAS No. 123. Accordingly, no compensation expense has been recognized for the stock option plan. (See note 11). Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2004 and 2003, consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

	Year ended June 30, 2004	Year ended June 30, 2003
Net income as reported	$ 883,300	24,799
Less: pro forma adjustment for stock based compensation, net of income tax	(114,656)	(36,469)
Pro forma net (loss) income	$ 768,644	(11,670)
Basic net (loss) income per share:		
As reported	0.10	0.00
Effect of pro forma adjustment	(0.01)	0.00
Pro forma	0.09	0.00
Diluted net (loss) income per share:		
As reported	0.10	0.00
Effect of pro forma adjustment	(0.02)	0.00
Pro forma	0.08	0.00

The Company has no employee stock-based compensation expense since stock options have exercise prices at least equal to the market price of the Company's stock on the grant date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	June 30	
	2004	2003
Expected dividend yield	0%	0%
Expected stock price volatility	82-89%	88-91%
Risk-free interest rate	3.31 - 4.34%	2.89 - 4.42%
Expected life of options	5 & 7 years	5 & 7 years

The weighted average fair value of options granted during 2004 and 2003 was $1.40 and $0.60, respectively.

(l) Concentration of Risk
In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

(m) Operating Segments
The Company operates in one line of business, the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

The aggregate maturities of long-term debt for each of the years subsequent to 2004 are as follow: 2005, $207,019; 2006, $221,069; 2007, $229,370; 2008, $198,632; 2009, $147,670; and thereafter $757,091.

(7) Leases

The Company leases vehicles under noncancelable operating lease agreements. Rent expense for the years ended June 30, 2004 and 2003 was $24,379 and $29,203, respectively. Future minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2004 are as follows: 2005, $22,497; 2006, $20,440; 2007, $14,269 and 2008, $8,118.

(8) Goodwill and Other Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date is recorded as goodwill. As of June 30, 2002, the Company had goodwill, net of $789,422 arising from the acquisition of Superior Orthopaedic Supplies, Inc. on May 1, 1996 and the exchange of Dynatronics Laser Corporation common stock for a minority interest in Dynatronics Marketing Corporation on June 30, 1983.

License Agreement. Identifiable intangible assets, included in other assets, consist of a license agreement entered into on August 16, 2000 for a certain concept and process relating to a patent. The license agreement is being amortized over ten years on a straight-line basis. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of the license agreement:

	As of June 30, 2004	As of June 30, 2003
Gross carrying amount	$ 73,240	73,240
Accumulated amortization	28,076	20,752
Net carrying amount	$ 45,164	52,488

Amortization expense associated with the license agreement was $7,325 for 2004 and 2003. Estimated amortization expense for the existing license agreement is expected to be $7,325 for each of the fiscal years ending June 30, 2005 through June 30, 2010.

(9) Income Taxes

Income tax expense for the years ended June 30 consists of:

	Current	Deferred	Total
2004:			
U.S. federal	$ 427,816	(14,298)	413,518
State and local	82,840	(2,214)	80,626
	$ 510,656	(16,512)	494,144
2003:			
U.S. federal	$ —	8,016	8,016
State and local	7,451	1,241	8,692
	$ 7,451	9,257	16,708

Actual income tax expense differs from the "expected" tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) as follows:

	2004	2003
Expected tax expense	$ 468,000	14,112
State taxes, net of federal tax benefit	53,778	5,737
Meals and entertainment	2,000	1,558
Officers' life insurance	(4,716)	(3,249)
Extraterritorial income exclusion	(5,000)	(2,237)
Other, net	(19,918)	787
	$ 494,144	16,708

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follows:

	2004	2003
Net deferred tax asset – current:		
Charitable contribution	$ —	10,614
Inventory capitalization for income tax purposes	58,000	64,385
Inventory reserve	125,000	107,778
Vacation reserve	4,000	3,730
Warranty reserve	69,000	59,680
Accrued product liability	11,000	12,227
Allowance for doubtful accounts	68,000	54,133
Total deferred tax asset – current	$ 335,000	312,547
Net deferred tax asset (liability) – noncurrent:		
Deferred compensation	$ 123,000	114,009
Property and equipment, principally due to differences in depreciation	(277,000)	(240,987)
Noncompete and goodwill	4,000	(17,081)
Total deferred tax liability – noncurrent	$ (150,000)	(144,059)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Major Customers and Sales by Geographic Location

During the fiscal years ended June 30, 2004 and 2003, sales to any single customer did not exceed 10% of total revenues. During the fiscal years ended June 30, 2004 and 2003, sales in the United States and other countries were 97 percent and 3 percent, respectively, for both years.

The Company groups their sales into physical medicine products and aesthetic products. Physical medicine products consisted of 93% of net sales for both years ended June 30, 2004 and 2003. Aesthetics products consisted of 7% of net sales for both years ended June 30, 2004 and 2003.

(n) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment; valuation allowances for receivables and inventories; accrued product warranty reserve; and estimated recoverability of goodwill. Actual results could differ from those estimates.

(o) Fair Value Disclosure
The carrying value of accounts receivable, accounts payable, accrued expenses, and line of credit approximates their estimated fair value due to the relative short maturity of these instruments. The carrying value of long-term debt approximates its estimated fair value due to recent issuance of the debt or the existence of interest rate reset provisions.

(p) Advertising Cost
Advertising costs are expensed as incurred except for catalogs. Catalogs are recorded as prepaid supplies until they are no longer owned or expected to be used, at which time they are recorded as advertising expense. Advertising expense for the years ended June 30, 2004 and 2003 was approximately $189,000 and $172,000, respectively. No prepaid supplies consisted of catalogs as of June 30, 2004 and 2003.

(2) Inventories

Inventories consist of the following:

	2004	2003
Raw materials	$ 2,906,721	2,487,435
Finished goods	2,115,469	2,446,990
Inventory reserve	(334,393)	(289,936)
	$ 4,687,797	4,644,489

(3) Property and Equipment

Property and equipment consist of the following:

	2004	2003
Land	$ 354,743	354,743
Buildings	2,899,729	2,897,447
Machinery and equipment	1,753,220	1,728,106
Office equipment	801,297	415,349
Vehicles	80,680	65,487
	5,889,669	5,461,132
Less accumulated depreciation and amortization	2,579,586	2,258,579
	$ 3,310,083	3,202,553

(4) Product Warranty Reserve

A reconciliation of the changes in the product warranty reserve, which is include in accrued expenses, consists of the following:

	2004	2003
Beginning product warranty reserve balance	$ 160,000	136,000
Warranty repairs	(140,573)	(175,718)
Warranties issued	296,457	243,317
Changes in estimated warranty costs	(131,884)	(43,599)
Ending product warranty reserve balance	$ 184,000	160,000

(5) Line of Credit

The Company has a revolving line of credit facility with a commercial bank in the amount of $4.5 million. Borrowing limitations are based on 30% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2004 and 2003, the outstanding balance was $1.60 million and $1.38 million, respectively. The line of credit is collateralized by inventory and accounts receivable and bears interest at the bank's "prime rate," (4.25% and 4% at June 30, 2004 and 2003, respectively). This line is subject to annual renewal and matures on December 1, 2004. Accrued interest is payable monthly.

(6) Long-Term Debt

Long-term debt consists of the following:

	2004	2003
5.25% promissory note secured by building, payable in monthly installments of $5,641 through May 2017	$ 628,653	663,397
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments beginning at $7,545 monthly ($7,060 during 2004 and 2003)	599,099	645,072
5.84% promissory note secured by a trust deed on real property, payable in monthly installments of $8,669 through November 2008	403,150	-
8.87% promissory note secured by fixed assets, payable in monthly installments of $3,901 through May 2007	123,053	159,741
Other notes payable	6,896	15,819
7.11% promissory note with an interest rate reset in November 2003 secured by a trust deed on real property, payable in monthly installments of $8,708	-	468,643
Total long-term debt	1,760,851	1,952,672
Less current installments	207,019	198,606
Long-term debt, excluding current installments	$ 1,553,832	1,754,066

(11) Common Stock

On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock. During the year ended June 30, 2004, the company acquired and retired $89,000 of common stock.

The Company granted options to acquire common stock under its 1992 qualified stock option plan. The options are to be granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from six months to five years from the date of grant.

A summary of activity follows:

	2004		2003	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	903,645	$ 1.09	836,578	$ 1.19
Options granted	118,712	1.81	324,651	0.77
Options exercised	(164,753)	1.17	—	—
Options canceled or expired	(133,720)	1.33	(257,584)	1.00
Options outstanding at end of year	723,884	1.15	903,645	1.09
Options exercisable at end of year	550,953	1.06	466,506	1.25
Range of exercise prices at end of year		$ 0.66 - 3.00		$ 0.66 - 2.70

At June 30, 2004, 974,824 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the stock option plan.

The Company has 80,000 options outstanding that were not issued under the Company's stock option plan. The exercise price of the options ranges from $1.08 to $4.00. The options expire during fiscal 2007 through fiscal 2010.

(12) Employee Benefit Plan

During 1991, the Company established a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For 2004 and 2003, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2004 and 2003 were $26,530 and $19,451, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) Salary Continuation Agreements

As of June 30, 2004 the Company had salary continuation agreements with two key employees. The agreements provide a preretirement salary continuation income to the employee's designated beneficiary in the event that the employee dies before reaching age 65. This death benefit amount is the lesser of $75,000 per year or 50% of the employee's salary at the time of death, and continues until the employee would have reached age 65. The agreements also provide the employee with a 15-year supplemental retirement benefit if the employee remains in the employment of the Company until age 65. Estimated amounts to be paid under the agreements are being accrued over the period of the employees' active employment. As of 2004 and 2003, the Company has accrued $331,022 and $305,654, respectively, of deferred compensation under the terms of the agreements.

(14) Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of *Indebtedness of Others*. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize; at inception of a guarantee, a liability for the fair value of the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 31, 2002. Because the Company currently is not a guarantor on any indebtedness, the adoption of FIN 45 did not have any effect on the Company's financial position or results of operations.

In December 2003, the FASB issued Interpretation No. 46 ("FIN 46R") (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 (FIN 46), which was issued in January 2003. Before concluding that it is appropriate to apply ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity ("VIE"). As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003 to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. Public companies must apply either FIN 46 or FIN 46R immediately to entities created after January 31, 2003 and no later than the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46 had no effect on the Company's financial position, results of operations or cash flows

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The purpose of SFAS 149 is to amend and clarify financial accounting and reporting for derivative and hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. Since the Company does not currently participate in derivative and hedging activities, the adoption of SFAS 149 did not have any effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments With Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The statement was effective on July 1, 2003 for financial instruments entered into or modified after May 31, 2003, and otherwise effective for existing financial instruments entered into before May 31, 2003. Since the Company does not have any financial instruments within the scope of this statement, the adoption of SFAS No. 150 did not have any effect on the Company's financial position or results of operations.

Corporate Information

Availability of Form 10-KSB

Dynatronics Corporation files an Annual Report on Form 10-KSB each year with the Securities and Exchange Commission. A copy of the Form 10-KSB for the fiscal year ended June 30, 2004 may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Secretary/Treasurer, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

Annual Meeting

The Company's Annual Shareholders Meeting will be Tuesday, November 23, 2004 at 4:00 p.m. MST at Dynatronics Corporate Headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

General Information

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians and other medical professionals.

Officers and Directors

Kelvyn H. Cullimore
Chairman of the Board

Kelvyn H. Cullimore Jr.
President, CEO and Director

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Ronald J. Hatch
Vice President of Operations and R&D

Robert J. Cardon
Secretary/Treasurer

E. Keith Hansen, M.D.
Director
OB/GYN-Private Practitioner

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
Executive Vice President, Franklin Covey

Joseph H. Barton
Director
Retired Sr. Vice President, GranCare Inc.,
Healthcare Industry Consultant

Accountants, Legal Counsel and Transfer Agent

Independent Auditors
Tanner + Co.
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters

7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com


2001
Dynatronics
Dynatronics 1990 Annual Report
Nineteen
199
Dynatronics
Annual Report 1985
Dynatronics
1990 Annual Report

This annual report contains forward-looking statements relating to anticipated financial performance, product development and similar matters. Securities laws provide a safe harbor for such statements. The company notes that risks inherent in its business and a variety of factors could cause or contribute to a difference between actual results and anticipated results

Dynatronics